Preliminary Terms To prospectus dated December 23, 2008, and prospectus supplement for knock-out notes dated September 25, 2009	Amendment No. 1 dated October 13, 2009 to Preliminary Terms No. 217 Registration Statement No. 333-156423 Dated October 13, 2009; Rule 433

Structured Investments	Morgan Stanley $ Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund due April 21, 2011

General
•
The notes are designed for investors who seek to participate in the appreciation of the iShares® MSCI Emerging Markets Index Fund at maturity and who anticipate that the share closing price on the Valuation Date will not have declined, as compared to the Initial Share Price, by more than 15%.  Investors should be willing to forgo interest and dividend payments and, if the share closing price on the Valuation Date has declined, as compared to the Initial Share Price, by more than 15%, be willing to lose some or all of their principal based on the performance of the Underlying Shares over the term of the notes.  If the price of the Underlying Shares on the Valuation Date has not declined, as compared to the Initial Share Price, by more than 15%, investors have the opportunity to receive the greater of (a) the Underlying Share Return and (b) the Contingent Minimum Return of at least 5.30% at maturity.

•	Senior unsecured obligations of Morgan Stanley maturing April 21, 2011†. All payments on the notes are subject to the credit risk of Morgan Stanley.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The notes are expected to price on or about October 16, 2009 and are expected to settle on or about October 23, 2009.

Key Terms
Underlying Shares:	iShares® MSCI Emerging Markets Index Fund
Knock-Out Event:	A Knock-Out Event occurs if, on the Valuation Date, the Final Share Price has decreased, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	15%
Payment at Maturity:
If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the greater of the performance of the Underlying Shares and the Contingent Minimum Return.  If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Underlying Share Return and (ii) the Contingent Minimum Return.  For additional clarification, please see “What is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Shares?” on page 2.

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the decline in the Underlying Shares.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Underlying Share Return)
If a Knock-Out Event has occurred, you will lose over 15% of your investment at maturity and you could lose your entire investment.
Contingent Minimum Return:	At least 5.30%. The actual Contingent Minimum Return will be determined on the Pricing Date and will not be less than 5.30%.
Observation Period:	For the purpose of determining the payment at maturity, the Observation Period will be the Valuation Date.
Monitoring:	Closing Level
Share Closing Price:	On any day, the share closing price for the Underlying Shares
Underlying Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The Share Closing Price on the Pricing Date
Final Share Price:	The Share Closing Price on the Valuation date times the Adjustment Factor on such date
Adjustment Factor:	1.0, subject to adjustment in the event of certain events affecting the Underlying Shares
Valuation Date:	April 18, 2011†
Maturity Date:	April 21, 2011†
Pricing Date:	October 16, 2009
Issue Date:	October 23, 2009
CUSIP:	617482HN7
† Subject to postponement for non-trading days or in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying prospectus supplement for knock-out notes.

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-16 of the accompanying prospectus supplement and “Selected Risk Considerations” beginning on page 5 of these preliminary terms.

Morgan Stanley has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and these preliminary terms if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$ 1,000	$	$
Total	$	$	$
(1)	Certain fiduciary accounts will pay a purchase price of $ per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)	Please see “Supplemental Plan of Distribution” in these preliminary terms for information about fees and commissions.

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE NOTES WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

JPMorgan
Placement Agent
October 13, 2009

Additional Terms Specific to the Notes

You should read these preliminary terms together with the prospectus dated December 23, 2008, as supplemented by the prospectus supplement for knock-out notes dated September 25, 2009.  These preliminary terms, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement for knock-out notes dated September 25, 2009:
http://www.sec.gov/Archives/edgar/data/895421/000095010309002413/dp14961_424b2.htm

•	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in these preliminary terms are defined in the prospectus supplement for knock-out notes or in the prospectus. As used in these preliminary terms, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Shares?
The following table illustrates the hypothetical return at maturity on the notes.  The “Return on Notes” as used in these preliminary terms is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical returns set forth below assume an Initial Share Price of $40 and a Contingent Minimum Return of 5.30%.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Return on Notes
Final Share Price	Underlying Share Return	Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)
$72.00	80.00%	80.00%	N/A
$66.00	65.00%	65.00%	N/A
$60.00	50.00%	50.00%	N/A
$56.00	40.00%	40.00%	N/A
$52.00	30.00%	30.00%	N/A
$48.00	20.00%	20.00%	N/A
$46.00	15.00%	15.00%	N/A
$44.00	10.00%	10.00%	N/A
$42.12	5.30%	5.30%	N/A
$42.00	5.00%	5.30%	N/A
$41.00	2.50%	5.30%	N/A
$40.00	0.00%	5.30%	N/A
$38.00	-5.00%	5.30%	N/A
$36.00	-10.00%	5.30%	N/A
$34.00	-15.00%	5.30%	N/A
$33.60	-16.00%	N/A	-16.00%
$32.00	-20.00%	N/A	-20.00%
$30.00	-25.00%	N/A	-25.00%
$28.00	-30.00%	N/A	-30.00%
$24.00	-40.00%	N/A	-40.00%
$20.00	-50.00%	N/A	-50.00%
$16.00	-60.00%	N/A	-60.00%
$12.00	-70.00%	N/A	-70.00%
$8.00	-80.00%	N/A	-80.00%
$4.00	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%
(1) The Final Share Price on the Valuation Date has not declined, as compared to the Initial Share Price, by more than 15%.
(2) The Final Share Price on the Valuation Date has declined, as compared to the Initial Share Price, by more than 15%.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the return on the notes set forth in the table on the previous page are calculated.

Example 1:  The price of the Underlying Shares increases from the Initial Share Price of $40 to a Final Share Price of $41 and, as a result, a Knock-Out Event has not occurred.  Because the Underlying Share Return of 2.50% does not trigger a Knock-Out Event but is less than the Contingent Minimum Return of 5.30%, the investor receives a payment at maturity per $1,000 principal amount note, calculated as follows:

$[1,000+ (5.30% x 1,000)]  = $1,053

Example 2:  The price of the Underlying Shares decreases from the Initial Share Price of $40 to a Final Share Price of $34 and, as a result, a Knock-Out Event has not occurred.  Because the Underlying Share Return of -15% does not trigger a Knock-Out Event but is less than the Contingent Minimum Return of 5.30%, the investor receives the benefit of the Contingent Minimum Return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$[1,000 + (5.30% x 1,000)]  = $1,053

Example 3:  The price of the Underlying Shares increases from the Initial Share Price of $40 to a Final Share Price of $44 and, as a result, a Knock-Out Event has not occurred.  Because the Underlying Share Return of 10% does not trigger a Knock-Out Event and is greater than the Contingent Minimum Return of 5.30%, the investor receives a payment at maturity per $1,000 principal amount note, calculated as follows:
$1,000 + ($1,000 x 10%) = $1,100

Example 4:  The price of the Underlying Shares decreases from the Initial Share Price of $40 to a Final Share Price of $20 and as a result a Knock-Out Event has occurred.  Because the Underlying Share Return of -50% does trigger a Knock-Out Event, the investor does not receive the benefit of the Contingent Minimum Return and receives a payment at maturity which is less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x -50%) = $500

Selected Purchase Considerations
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APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Underlying Shares at maturity.  If the Underlying Shares have increased in value or have not decreased by more than 15% and therefore, a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 5.30% on the notes, or a minimum payment at maturity of $1,053.00 for every $1,000 principal amount note.  The actual Contingent Minimum Return on the notes will be set on the Pricing Date and will not be less than 5.30%.  If the Underlying Shares have decreased in value by more than 15% and therefore, a Knock-Out Event has occurred, you will lose over 15% of your investment based on a 1% loss for every 1% decline in the Underlying Shares.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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DIVERSIFICATION OF THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios.  The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index.  The MSCI Emerging Markets Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries.  For additional information about the Underlying Shares and the MSCI Emerging Markets Index, see the information set forth under “Information about the Underlying Shares” in these preliminary terms.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for Knock-Out Notes (the “Tax Disclosure”), which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes.  Under current law and based on that opinion, subject to the conditions and limitations set forth in the Tax Disclosure, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes.  Assuming this characterization is respected, and subject to the discussions below and in the Tax Disclosure regarding the possible application of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year.

Because the notes are linked to shares of an exchange-traded fund, there is a substantial risk that an investment in the notes will be treated as a “constructive ownership transaction” as defined in Section 1260 of the Code.  If an investment in the notes is treated as a “constructive ownership transaction,” any long-term gain (including any gain resulting from the Contingent Minimum Return) recognized in respect of the notes that is in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be recharacterized as ordinary income (which ordinary income would also be subject to an interest charge).  U.S. Holders should consult their tax advisers regarding the potential application of the “constructive ownership” rule to the notes.

In addition, the Internal Revenue Service (the “IRS”) or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  Because the notes provide for a knock-out event, the risk that they will be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other non-principal protected equity-linked notes.  Furthermore, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses on whether to require holders of instruments such as the notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime (as discussed above).  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly with retroactive effect.  You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations in general and the possible impact of this notice in particular.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Shares or any of the component stocks of the Underlying Shares.  These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for knock-out notes dated September 25, 2009.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —The terms of the notes differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the notes at maturity and generally do not pay you interest on the notes.  If a Knock-Out Event occurs on the Valuation Date, which means that the Final Share Price is less than the Initial Share Price by over 15%, the payment at maturity on each note will be over 15% less than the stated principal amount of the notes and the entire principal amount of your investment is at risk.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying Shares or securities composing the MSCI Emerging Markets Index would have.

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THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ITS CREDIT RATINGS AND CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES – Investors are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to the credit risk of Morgan Stanley and to changes in the market’s view of Morgan Stanley’s creditworthiness.  Any decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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POTENTIAL EXPOSURE TO UNDERLYING SHARES DECLINE ON THE VALUATION DATE— The Valuation Date is on April 18, 2011, three days before the Maturity Date of the notes.  Whether a Knock-Out Event occurs depends solely on the Underlying Shares performance on the Valuation Date as compared to the Initial Share Price, regardless of the Underlying Shares performance prior to such date.  Accordingly, if the value of the Underlying Shares on the Valuation Date has declined, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount of 15%, a Knock-Out Event will have occurred, regardless of any appreciation of the Underlying Shares prior to the Valuation Date, which may be significant.  The possibility of a Knock-Out Event occurring and your potentially losing some or all of your principal amount at maturity depends solely on the Share Closing Price on the Valuation Date.  If a Knock-Out Event does occur, your payment at maturity will be less than the stated principal amount in direct proportion to the decline in the Underlying Shares, without the benefit of any buffer.  For example, if the Underlying Shares declines by 50% over the term of the notes, you will lose 50% of your investment.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in these preliminary terms is based on the full stated principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  The cost of hedging includes projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  As a result, the price, if any, at which affiliates of Morgan Stanley, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. Incorporated (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Underlying Shares and the notes.

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THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes, the offering of the notes will be terminated.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of the Underlying Shares on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the price, especially in relation to the knock-out buffer amount and the expected volatility of the Underlying Shares;

•	the time to maturity of the notes;

•	the dividend rate on the common stocks underlying the MSCI Emerging Markets Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rates of the U.S. dollar relative to the currencies in which the stocks underlying the MSCI Emerging Markets Index trade;

•	the occurrence of certain events affecting the Underlying Shares that may or may not require an adjustment to the adjustment factor; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial discount from the stated principal amount if a Knock-Out Event has occurred or is likely to imminently occur in light of the then current price of the Underlying Shares.

You cannot predict the future performance of the Underlying Shares based on its historical performance.  We cannot guarantee that the performance will be positive, so that you will receive at maturity an amount in excess of the principal amount of the notes.  The price of the Underlying Shares may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.  You can review the historical prices of the Underlying Shares below.

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THE PRICE OF THE UNDERLYING SHARES IS SUBJECT TO CURRENCY EXCHANGE RISK.  Because the price of the Underlying Shares is related to the U.S. dollar price of stocks underlying the MSCI Emerging Markets Index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which such component securities trade.  Exchange rate movements for a particular currency are volatile and are the result of numerous factors specific to that country including the supply of, and the demand for, those currencies, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to each region.  An investor’s net exposure will depend on the extent to which the currencies of the component countries strengthen or weaken against the U.S. dollar and the relative weight of each currency.  If, taking into account such weighting, the dollar strengthens against the currencies of the component securities represented in the MSCI Emerging Markets Index, the price of the Underlying Shares will be adversely affected and the payment at maturity on the notes may be reduced.

Of particular importance to potential currency exchange risk are:
•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments; and
•	the extent of governmental surpluses or deficits in the component countries and the United States of America.
All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

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THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES SUCH AS THE NOTES LINKED TO THE PRICE OF EMERGING MARKETS EQUITY SECURITIES.  The stocks included in the MSCI Emerging Markets Index and that are generally tracked by the Underlying Shares have been issued by companies in various emerging markets countries.  Investments in securities linked to the price of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries.  Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.  Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

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ADJUSTMENTS TO THE UNDERLYING SHARES OR TO THE MSCI EMERGING MARKETS INDEX COULD ADVERSELY AFFECT THE VALUE OF THE NOTES.  The investment adviser to the iShares® MSCI Emerging Markets Index Fund (the “Investment Adviser”) seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index.  Barclays Global Fund Advisors (“BGFA”) is currently the Investment Adviser. However, on June 16, 2009, Barclays PLC (“Barclays”), the ultimate parent company of BGFA, accepted a binding offer and entered into an agreement to sell its interests in BGFA and certain affiliated companies to BlackRock, Inc. (the “BlackRock Transaction”), subject to regulatory approvals and customary closing conditions. Under the Investment Company Act of 1940, as amended, completion of the BlackRock Transaction will cause the automatic termination of the iShares® MSCI Emerging Markets Index Fund’s current investment advisory agreement with BGFA.  The iShares® MSCI Emerging Markets Index Fund’s Board of Trustees and its shareholders will need to approve a new investment advisory agreement. Pursuant to its investment strategy or otherwise, the Investment Advisor may add, delete or substitute the stocks composing the iShares® MSCI Emerging Markets Index Fund.  Any of these actions could adversely affect the price of the Underlying Shares and, consequently, the value of the notes.  MSCI Inc. (“MSCI”) is responsible for calculating and maintaining the MSCI Emerging Markets Index.  MSCI may add, delete or substitute the stocks constituting the

MSCI Emerging Markets Index or make other methodological changes that could change the value of the MSCI Emerging Markets Index.  MSCI may discontinue or suspend calculation or publication of the MSCI Emerging Markets Index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued MSCI Emerging Markets Index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

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THE UNDERLYING SHARES AND THE MSCI EMERGING MARKETS INDEX ARE DIFFERENT.  The performance of the Underlying Shares may not exactly replicate the performance of the MSCI Emerging Markets Index because the iShares® MSCI Emerging Markets Index Fund will reflect transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index.  It is also possible that the iShares® MSCI Emerging Markets Index Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the MSCI Emerging Markets Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund, differences in trading hours between the iShares® MSCI Emerging Markets Index Fund and the MSCI Emerging Markets Index or due to other circumstances.  The Investment Adviser may invest up to 10% of the iShares® MSCI Emerging Markets Index Fund’s assets in shares of other iShares® funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index.

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THE ANTIDILUTION ADJUSTMENTS DO NOT COVER EVERY EVENT THAT COULD AFFECT THE SHARES OF THE ISHARES® MSCI EMERGING MARKETS INDEX FUND.  MS & Co., as calculation agent, will adjust the amount payable at maturity for certain events affecting the shares of the iShares® MSCI Emerging Markets Index Fund.  However, the calculation agent will not make an adjustment for every event that could affect the shares of the iShares® MSCI Emerging Markets Index Fund.  If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the notes may be materially and adversely affected.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the pricing date and on the Valuation Date could adversely affect the price of the Underlying Shares and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Emerging Markets Index Fund based on the daily historical closing prices of the Underlying Shares from January 1, 2004 through October 9, 2009.  The closing price of the Underlying Shares on October 9, 2009 was $39.85.  We obtained the closing prices of the Underlying Shares below from Bloomberg Financial Markets.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of the Underlying Shares should not be taken as an indication of future performance, and no assurance can be given as to the Share Closing Price on the Valuation Date.  We cannot give you assurance that the performance of the Underlying Shares will result in the return of any of your initial investment.

Historical Performance of the iShares® MSCI Emerging Markets Index Fund

Information about the Underlying Shares

The iShares® MSCI Emerging Markets Index Fund.  The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund managed by iShares®, Inc. (“iShares”), a registered investment company.  iShares consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets Index Fund.   This fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index.  Information provided to or filed with the Commission by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 033-97598 and 811-09102, respectively, through the Commission’s website at http://www.sec.gov.  In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  We make no representation or warranty as to the accuracy or completeness of such information.

These preliminary terms relate only to the notes offered hereby and do not relate to the Underlying Shares.  We have derived all disclosures contained in these preliminary terms regarding iShares from the publicly available documents described in the preceding paragraph.  In connection with the offering of the notes, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to iShares.  Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding iShares is accurate or complete.  Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Shares (and therefore the price of the Underlying Shares at the time we price the notes) have been publicly disclosed.  Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning iShares could affect the value received at maturity with respect to the notes and therefore the trading prices of the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlying Shares.

We and/or our affiliates may presently or from time to time engage in business with iShares.  In the course of such business, we and/or our affiliates may acquire non-public information with respect to iShares, and neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, one or more of our affiliates may publish research reports with respect to the Underlying Shares.  The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws.  As a prospective purchaser of the notes, you should undertake an independent investigation of iShares as in your judgment is appropriate to make an informed decision with respect to an investment in the Underlying Shares.

iShares® is a registered mark of Barclays Global Investors, N.A. (“BGI”).  The notes are not sponsored, endorsed, sold, or promoted by BGI.  BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes.  BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The MSCI Emerging Markets IndexSM. The MSCI Emerging Markets IndexSM is a stock index calculated, published and disseminated daily by MSCI Inc. and is intended to provide performance benchmarks for certain emerging equity markets including Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey.  Effective May 2010, Israel will be reclassified as a developed market and will no longer be included in the MSCI Emerging Markets IndexSM.  The MSCI Emerging Markets IndexSM is described under the heading “Underlying Indices and Underlying Index Publishers Information—MSCI Emerging Markets IndexSM” and “—MSCI Global Investable Market Indices Methodology” in Annex A of the accompanying prospectus supplement for knock-out notes.

Benefit Plan Investor Considerations

Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty  by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the prospectus supplement for knock-out notes.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Company that would not exceed $12.50 per $1,000 principal amount note.